COMPASS Pathways appoints Wayne J Riley MD to its Board of Directors

London, UK – 1 April 2021

COMPASS Pathways plc (Nasdaq: CMPS) (“COMPASS”), a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health, announced today that it has appointed Wayne J Riley MD to its Board of Directors.

Dr Riley is President of the State University of New York (SUNY) Downstate Health Sciences University, Brooklyn, where he holds tenured professorships in internal medicine, and health policy and management. A primary care physician and an academic, he has more than 25 years of experience encompassing clinical and academic medicine, research programme oversight, biotechnology, primary care, public health, healthcare management and policy, healthcare quality, academic health science centre administration, and government service.

“We are delighted to welcome Wayne to the COMPASS Board,” said George Goldsmith, CEO and Co-founder of COMPASS Pathways. “He has dedicated his career to patients and to improving healthcare services. At COMPASS, we want to transform the patient experience in mental health care and to give people options. We look forward to benefitting from Wayne’s breadth of expertise as we continue to advance our evidence-based research and to work towards our vision of a world of mental wellbeing."

Dr Riley said, “I am honoured to join the Board of COMPASS Pathways at this critical time when it is more important than ever to develop novel, effective treatments for depression and other mental health conditions. I look forward to working with the Board and the management team and contributing to advancing COMPASS’s quest to improve the lives of millions of patients worldwide.”

In addition to his position at SUNY Downstate Health Sciences University, Dr Riley is also Chairman of the Board of the New York Academy of Medicine, an elected member of the US National Academy of Medicine, a Commissioner of the US Medicare Payment Advisory Commission, and President of the Society of Medical Administrators. He is a President Emeritus of the American College of Physicians (ACP).

Dr Riley is a member of the Board of Directors of HCA Healthcare Inc, a learning health system comprising 180 hospitals and more than 2,000 sites of care in the US and in the UK, where he serves as Chair of the Patient Safety & Quality Committee and a member of the Audit & Compliance and Nominating & Corporate Governance Committees. He previously served as a Director of Vertex Pharmaceuticals. He holds a BA from Yale University, an MPH from the Tulane University School of Public Health and Tropical Medicine, an MD from the Morehouse School of Medicine, and an MBA from Rice University.

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About COMPASS Pathways
COMPASS Pathways plc (Nasdaq: CMPS) is a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health. Our focus is on improving the lives of those who are suffering with mental health challenges and who are not helped by current treatments. We are pioneering the development of a new model of psilocybin therapy, in which our proprietary formulation of synthetic psilocybin, COMP360, is administered in conjunction with psychological support. COMP360 has been designated a Breakthrough Therapy by the US Food and Drug Administration (FDA), for treatment-resistant depression (TRD), and we are currently conducting a phase IIb clinical trial of psilocybin therapy for TRD, in 22 sites across Europe and North America. We are headquartered in London, UK, with offices in New York, US. Our vision is a world of mental wellbeing. www.compasspathways.com

COMPASS Pathways plc is a UK company registered in England and Wales with company #12696098 and its registered office at 3rd Floor, 1 Ashley Road, Altrincham, Cheshire WA14 2DT

Availability of other information about COMPASS Pathways
Investors and others should note that we communicate with our investors and the public using our website (www.compasspathways.com), our investor relations website (ir.compasspathways.com), and on social media (LinkedIn), including but not limited to investor presentations and investor fact sheets, US Securities and Exchange Commission filings, press releases, public conference calls and webcasts. The information that we post on these channels and websites could be deemed to be material information. As a result, we encourage investors, the media, and others interested in us to review the information that is posted on these channels, including the investor relations website, on a regular basis. This list of channels may be updated from time to time on our investor relations website and may include additional social media channels. The contents of our website or these channels, or any other website that may be accessed from our website or these channels, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933.

Forward-looking statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. In some cases, forward-looking statements can be identified by terminology such as “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “objective”, “anticipate”, “believe”, “contemplate”, “estimate”, “predict”, “potential”, “continue” and “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements include express or implied statements relating to, among other things, COMPASS’s business strategy and goals, COMPASS’s ability to continue to advance its research, and COMPASS’s expectations regarding the benefits of its psilocybin therapy. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond COMPASS’s control and which could cause actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements.
These risks, uncertainties, and other factors include, among others: preclinical research and clinical development is lengthy and uncertain, and therefore our preclinical studies and clinical trials may be delayed or terminated, or may never advance to or in the clinic; and those risks and uncertainties described under the heading “Risk Factors” in COMPASS’s annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC) on 9 March 2021 and in subsequent filings made by COMPASS with the SEC, which are available on the SEC’s website at www.sec.gov. Except as required by law, COMPASS disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on COMPASS’s current expectations and speak only as of the date hereof.

Enquiries

Media: Tracy Cheung, tracy@compasspathways.com, +44 7966 309024
Investors: Stephen Schultz, stephen.schultz@compasspathways.com, +1 401 290 7423

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